Exhibit 99.1

ASX, Nasdaq and Media Release

October 8, 2024

Opthea Appoints Chief Medical Officer and Chief Financial Officer
as Company Prepares for Phase 3 Topline Data Readouts in 2025

Parisa Zamiri, MD, PhD, and Tom Reilly respectively appointed CMO and CFO

Anand Sundaram appointed Vice President Marketing

Melbourne, Australia, and Princeton, NJ, US, October 8, 2024-- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), todayannounced three senior hires as the Company continues to prepare for the sozinibercept Phase 3 topline data readouts of COAST anticipated in early Q2 calendar year 2025 and ShORe in mid calendar year 2025.

“Opthea is at an inflection point with the anticipated sozinibercept Phase 3 topline data readouts in 2025 and subsequent US and other regulatory submissions around the world,” said Frederic Guerard, PharmD, Chief Executive Officer, Opthea. “The appointments of Dr. Parisa Zamiri as Chief Medical Officer, Tom Reilly as Chief Financial Officer, and Anand Sundaram as Vice President Marketing further deepen our team’s expertise in retina, strengthen our leadership in finance, and continue to advance Opthea’s commercial readiness.”

Parisa Zamiri, MD, PhD has been appointed Chief Medical Officer (CMO), effective October 7, 2024, reporting to Frederic Guerard, PharmD, Chief Executive Officer, Opthea. She will oversee clinical development and operations, regulatory and medical affairs, as well as biometrics. Dr. Zamiri is a physician-scientist with deep expertise in drug discovery and development. She is an ophthalmologist by training, with clinical experience in medical retina, immunology, and inflammation. She most recently served as the Chief Medical Officer at Complement Therapeutics and previously at Graybug Vision. Prior to that, she served as Vice President, Global Head of Clinical Development and Therapeutic Area Head for Ophthalmology at Novartis Pharmaceuticals, leading a group of clinical scientists and ophthalmologists that designed and executed Phase 1 to Phase 4 clinical trials with novel biologics, gene therapies, small molecules, and digital therapeutics for ophthalmic indications, such as wet AMD, geographic atrophy, retinitis pigmentosa and dry eye. Dr. Zamiri received her medical degree from the King’s College Hospital, University of London, and did her ophthalmology residency at the North Thames Rotation, affiliated with the Moorfields Eye Hospital in London. She earned her PhD in ocular immunology for her research on the immune privilege of the subretinal space, conducted at the Schepens Eye Research Institute of Massachusetts Eye and Ear, a Harvard Medical School affiliated institute.

Tom Reilly has been appointed Chief Financial Officer (CFO), effective October 28, 2024, reporting to Frederic Guerard, PharmD, Chief Executive Officer, Opthea. Mr. Reilly has more than 25 years of experience in building and leading finance and administration teams at life sciences companies both in the United States and globally. Before joining Opthea, Mr. Reilly served as Chief Financial Officer and Head of Human Resources of Amarin Corporation, supporting the commercial expansion of the company’s lead asset in cardiovascular disease. Mr. Reilly also served as Chief Financial Officer for Cara Therapeutics and Head of Finance for the Allergan

General Medicines business, supporting several commercial launches in neuroscience. Mr. Reilly spent 14 years with Novartis, serving in roles of increasing responsibility, including Finance Head for the Oncology development unit, Chief Financial Officer for Novartis Pharma Austria, and Financial Controller for Novartis Pharmaceuticals US. He earned his bachelor’s degree in finance from Manhattan College, an MBA in accounting from Seton Hall University, and he is a certified public accountant. Mr. Reilly will succeed Daniel Geffken who has served as Chief Financial Officer ad interim.

Anand Sundaram has been appointed Vice President Marketing, effective October 14, 2024, reporting to Mike Campbell, Chief Commercial Officer, Opthea. Mr. Sundaram brings more than a decade of commercial experience in brand strategy, marketing, access and reimbursement, digital, and sales across retina, cardiovascular, and infectious disease to Opthea. He joins the Company from Astellas (formerly Iveric Bio) where he served in commercial strategy and market access leadership roles to drive the successful launch of Izervay™ in geographic atrophy. During his tenure at Novartis, Mr. Sundaram led the launch marketing of Entresto® in diastolic heart failure and was the second commercial hire building and launching Beovu® in wet AMD. At Genentech, he led the launch of the Lucentis® pre-filled syringe, the first of its kind in the US. Mr. Sundaram holds a BSE in Biomedical Engineering and BS in Economics from Duke University, Durham, North Carolina.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST,NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn

Forward Looking Statements

This announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this announcement include statements regarding the anticipated sozinibercept topline data timing for the two Phase 3 pivotal trials in wet AMD, and the Company’s continued efforts to advance its Biological License Application (BLA) preparations for FDA approval and prepare for commercial readiness. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept’s potential safety, tolerability and therapeutic efficacy, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2024 and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Frederic Guerard, CEO

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